SUB-ITEM 77D(a)
Hartford Mutual Funds, Inc.


The Hartford Disciplined Equity Fund now seeks only growth of capital rather than growth of capital and current income.

The Hartford Aggressive Growth Allocation Fund still seeks its goal through investment in a combination of domestic and international equity funds; however, the fund no longer puts a greater focus on small cap and international funds relative to the other funds.